UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated August 29, 2013.

Exhibit 99.1

INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2013

Highlights

•	Golar LNG (“Golar” or the “Company”) reports second quarter 2013 (“second quarter”) net income of $59.0 million (including a non-cash gain of $47.9 million on interest rate swaps)
•	EBITDA* generated in the quarter amounts to $8.2 million.
•	Underlying dividends received from Golar LNG Partners (“Golar Partners”) during the second quarter 2013 increase to $16.0 million from the first quarter level of $14.4 million.
•	Spot market remains volatile and inefficient, as a result the Hilli and Gandria enter layup in Indonesia.
•	Board maintains dividend at $0.45 for the quarter.

Subsequent events

•	Golar concludes $1.1 billion funding facility for eight of its thirteen newbuilds.
•	Ten year FSRU time charter for the Golar Eskimo concluded with the Hashemite Kingdom of Jordan.
•	Five year FSRU time charter for the Golar Igloo concluded with the Kuwait National Petroleum Company.
•	Golar Tundra shipbuilding contract amended to include FSRU capability with new delivery date of November 2015.
•	Golar Viking continues to trade in the spot market.

Note on Accounting Treatment for Golar Partners

Effective December 13, 2012, the operating income of Golar LNG excludes the operating results of Golar Partners. This means that the Company's share of the Partnership's results are now split and recorded below operating income based on the class of shares held.

Dividends pertaining to the Company's common unit holding in the Partnership, General Partner stake and Incentive Distribution Rights (IDRs) will be treated and reported as dividend income. Equity in Net Earnings of Affiliates will include Golar's share of the Partnership's results in respect of the Company's holding in the subordinated units only. Against these earnings will be a charge in relation to amortization of a share of the basis difference representing the fair value gain recognized upon deconsolidation. Where there has been an asset sale to the Partnership, as was the case in the first quarter (“first quarter”) the asset concerned will be recorded at fair value and a gain or loss on sale will be recognized within operating income. A portion of the gain or loss will be deferred and amortized over the remaining useful life of the asset concerned.

* EBITDA is defined as earnings before interest, depreciation and amortization equal to operating income plus depreciation and amortization.

Financial Review

Following the IPO of the Partnership by the Company (together "Group wide") and subsequent multiple dropdowns of a large portion of Golar's operating fleet, within the Group wide operations, the majority of the vessels now reside in Golar Partners. Based on the Group wide second quarter operating results, 76% of the aggregate net time charter revenue is now sourced from vessels that are operating within Golar Partners' corporate structure. Vessels remaining within Golar's deconsolidated operating results are represented by the five vessels which have not yet been dropped down to Golar Partners, including Golar Arctic and Viking (both modern operational vessels), Gandria and Hilli (both first generation vessels currently in lay up pending conversion projects) and Gimi (first generation vessel which recently came off an existing charter during the second quarter). Costs incurred by Golar in its deconsolidated operating results include, primarily, direct operating costs of those five vessels, general and administration costs, as well as expenses related to the build-up in officer ranks for its newbuilding fleet and project related expenses for prospective FLNG and FSRU projects. As the operating performance of Golar Partners has such a material impact on the Company's over-all financial outcome, the review for the second quarter considers Group wide results as well as the deconsolidated results.

To assist investors with prior quarter comparisons and assessments of underlying performance of the Group wide operations, the Company is also presenting in a table below, some consolidated operating performance metrics.

	(Including Consolidation of Golar Partners)
(in thousands of $)	Apr - Jun 2013(1)	Jan - Mar 2013
	(unaudited)	(unaudited)

Total revenues	103,817	108,874
Vessel operating expenses	23,974	21,557
Voyage and commission expenses	3,298	3,414
Administrative expenses	6,915	5,569
Depreciation and amortization	25,216	23,144
Operating income	44,414	55,190
Interest income	658	1,247
Interest expense	(11,385)	(10,381)
Other financial items	47,547	(1,928)

(1) Please see Appendix A for reconciliation to the results as reported in the condensed statements of income.

Group wide Results (including consolidation of Golar Partners)
Total revenue for the second quarter of 2013 is lower at $103.8 million against $108.9 million for the first quarter. This primarily reflects offhire and associated voyage costs for the Golar Winter and the Methane Princess which were both in drydock during the quarter together, idle time for the Gimi which concluded its short term charter in mid-June, and idle time on Golar Viking occurring in the time between two separate charters. Partly mitigating this, the Golar Spirit, which spent a substantial part of the first quarter in drydock, was on hire throughout the second quarter and fuel consumption on the idle Hilli and Gandria has been eliminated following their transition to lay-up. Whereas first quarter offhire was dominated by unplanned idling of the Hilli and Gandria, second quarter offhire has been mainly according to plan resulting in an improved second quarter Time Charter Equivalent (“TCE”) of $107,945 per day compared to $94,748 for the first quarter (the laying up of Gandria and Hilli also contributed to the improved TCE).

Direct vessel operating expenses of $20.0 million compares favourably with the previous quarter at $20.2 million. However, additional operating expenses related to the build-up of our officer complement for the newbuilding programme, which grew from $1.4 million in the first quarter to $4.0 million in the second quarter, resulted in an overall increase of $2.4 million quarter to quarter on total operating cost. Current estimates are that operating costs related to the newbuilding crew programme will be approximately $6.0 million in the second half of 2013.

Underlying administration expenses (i.e. non-project related) of $4.2 million are higher than the previous quarter at $3.3 million however this is primarily due to a one-off provision relating to benefits. Project related expenses of $2.5 million, which substantially represents the balance of second quarter total administration costs of $6.9 million, is roughly in line with the first quarter ($2.1 million) and consists primarily of costs related to the Keppel FLNG project, the Kuwait and Jordan FSRU's and the Douglas Channel Project.

Net financial expenses at $10.7 million are higher due to additional Indonesian withholding tax related charges allocated to interest expense rather than corporation tax. As with the other Indonesian taxes incurred in connection with the vessel concerned, this withholding tax is reclaimable from the Indonesian charterer and is therefore cash neutral. Other financial items at $47.5 million mainly consist of non-cash interest rate swap and foreign currency gains.

Golar Deconsolidated Results
The Company's deconsolidated results show an operating income prior to depreciation and amortization of $8.2 million with the main components being total operating revenue at $27.9 million (down from first quarter 2013 at $35.1 million primarily due to the loss of revenue from Golar Maria following her dropdown to Golar Partners and commercial idle days on Golar Viking), vessel operating expenses of $12.3 million and administrative costs at $5.6 million. The above resulted in a second quarter deconsolidated net operating loss of $0.5 million.

The contribution to the Company's net income deriving from the operating results of Golar Partners comes largely in the form of dividend income on common units, its general partner stake and incentive distribution rights, which collectively totalled $6.9 million for the second quarter and which helped the Company turn a profit before interest and tax of $6.4 million. Dividend income shown in the income statement does not include cash received in respect of the Company's ownership of the Partnership's subordinated units. When all classes of ownership are taken into account, the aggregate underlying cash dividend received during the second quarter of 2013 is $16.0 million . This compares favourably to dividends of $14.4 million received from the Partnership during the first quarter of 2013 and $11.2 million received for the second quarter of 2012.

Golar reports net financial income of $1.0 million earned predominantly on the deposit of cash balances earmarked to meet the Company's newbuild pre-delivery instalment obligations, LC balances and project funding advances. Deemed interest in relation to the newbuilding program is capped by the interest payable on Golar's secured debt facilities and corporate borrowings. Interest expense is therefore nil. Other financial items of $47.9 million relate primarily to non-cash gains on interest rate swaps taken out in connection with the newbuilding program.

Financing

USD 1.1 billion newbuilding facility
On July 25 the Company executed a USD $1.1 billion financing agreement (“the Facility”) to fund the first 8 of its 13 newbuild vessels and FSRUs. The facility is divided into three tranches: A term loan of USD $450 million funded by a consortium of lenders and guaranteed by a 95% Korea Trade Insurance

Corporation (“K-Sure”) policy; A term loan of USD $450 million funded by The Export Import Bank of Korea (“KEXIM”), and; A term loan of USD $225 million funded by a syndicate of commercial banks (the “Commercial Tranche”). The tranches have a 12 year repayment profile. In anticipation of entering into this financing, the Company had previously entered into interest rate swaps to hedge the majority of the loan such that the all-in interest cost for the initial seven years of the facility will be approximately 3.74%.

With no requirement for contracts in place, this oversubscribed facility enables Golar to take a more flexible and long-term approach to the LNG shipping market and the company continues to be confident of its ability to finance the remaining five vessels on similar terms.

To date $749 million of the total newbuilding capital expenditure has been paid. With the Company's loan facility of $1.1 billion now in place and current cash reserves of $146 million, this leaves the Company needing $720 million to fully satisfy its newbuilding programme. The Company has already commenced discussions with various financial institutions to understand its options, but with its two newbuild FSRU's (discussed in detail below) being recently entered into long-term charters and therefore candidates for dropdown to Golar Partners, the Company is confident in being able to fund its remaining newbuild capital requirements.

Corporate and other matters

Douglas Channel Project
The Project continues to make good progress on the FEED for the barge based liquefaction solution and associated land based facilities. Permitting discussions with the Federal and Provincial authorities have been very positive and are ongoing. It is expected that the FEED will be completed near the end of the 3rd quarter or early 4th Quarter 2013 at which time a decision as to whether to proceed with the project is scheduled to be taken by the partners. Through the project's partnership framework agreement, Golar has secured a minimum of 25% of the project equity and LNG off take.

As previously described, the project is anticipated to consist of a 0.6-0.7 million metric tonne per annum (mmpta) capacity liquefaction barge and associated facilities. The Project's existing National Energy Board licence allows it to export up to 1.8 mmtpa for a period of 20 years, providing for a potential future expansion on the initial project. The total capital expenditures for the Project (including development costs) have been previously estimated at $500 million however the results of the FEED study have the potential to result in an increased cost estimate. Golar's decision to trigger its option to invest remains subject to the results of the FEED study and satisfactory progress on requisite approvals as well as partnership and other relevant commercial agreements. Investors should be aware that, although the Douglas Channel Project remains very attractive as a potential investment, several key commercial and shareholder issues remain to be clarified prior to a final decision. Our total exposure to the Project is approximately $14.0 milion, the majority of which is in the form of a loan for pre-FID financing, collateralised by the project's assets.

Chile FSRU
Although the Chilean project remains subject to indeterminate delays, Golar continues to engage in discussions with Gas Atacama and remains the exclusive FSRU provider. In the event that the start-up for this project is delayed beyond 2015 an additional newbuild FSRU will be considered.

Jordan FSRU
On July 31 the Company announced that it had entered into a firm Floating Storage and Regasification (FSRU) time charter with the Government of the Hashemite Kingdom of Jordan, represented by the Ministry of Energy and Mineral Resources (“the Government”).

The FSRU Golar Eskimo will be moored at a purpose built structure that is to be constructed by the Aqaba Development Corporation off the Red Sea port of Aqaba. Capable of storing 160,000 cubic metres of LNG and delivering up to 500 MMSCFD with a peaking capacity of 750 MMSCFD, the FSRU will connect to the Jordan Gas Transmission Pipeline that delivers natural gas to power plants throughout the Kingdom.

Earnings under the ten year contract are due to commence during the first quarter of 2015. Annual EBITDA contribution to Golar for the first five years of the contract will be approximately $46 million and approximately $43 million per year for the second five year term. The Government has the option to terminate the time charter after year five, subject to payment of an early termination fee.

Kuwait FSRU
On August 4 Golar executed a firm contract to provide the Kuwait National Petroleum Company (“KNPC”) with floating storage and regasification (“FSRU”) services to support their LNG import operations at Mina Al Ahmadi.

With an initial term of five years, the contract requires the provision of portside FSRU services for an anticipated nine months of the year together with a three month window where the vessel is free to pursue spot carrier and other short term business opportunities. Winter scheduling of the three month stand-down period together with favorable positioning mean that the company is optimistic for the vessels trading prospects. The 170,000cbm newbuild FSRU Golar Igloo which delivers during the fourth quarter of 2013 will service the contract that is set to commence in March 2014. With a total contract value of approximately $213 million covering both capital and operating elements over five years, Golar expects to supplement these earnings with additional hire payments during the winter months each year.

As both this and the Jordanian contracts are for five years or more, both vessels will be offered to Golar Partners to acquire, starting with the Igloo, most likely before the end of the 2013. Assuming these transactions proceed, Golar stands to benefit from increased distributions by virtue of its 51% ownership of the Partnership augmented further by its ever more valuable incentive distribution rights.

Drydockings
On a consolidated Golar Partners basis, second quarter earnings were impacted by the scheduled drydockings of the Golar Winter and the Methane Princess. The Golar Mazo was also drydocked during the quarter however this was revenue neutral. Looking ahead, there are no drydockings scheduled in the third quarter but fourth quarter earnings will be impacted by the scheduled drydocking of Golar Arctic, which is anticipated to be out of service for 3 to 4 weeks. Once complete, this will conclude a particularly eventful nine-month program of dockings, the likes of which are not expected to be repeated prior to 2018.

Shares and options
During the quarter 15,748 options were exercised. A further 7,342 options were canceled. As at 30 June, 2013 there are 557,327 remaining options. The total number of shares outstanding in Golar excluding options as at June 30, 2013 is 80,519,112.

Dividends
The oversubscribed commercial tranche of the recently concluded eight-unit newbuilding facility together with a near term dropdown to the MLP affirms the Boards confidence in the Company's ability to finance its cash commitments over the medium term. Against this background, the Board acknowledges the likelihood of earnings volatility over the coming 18 months. The Board proposes to hold the dividend to $0.45 and is confident of the Company's ability to maintain dividends at this level. The record date for the dividend will be September 13, ex-dividend date is September 11 and the dividend will be paid on or about September 26, 2013.

Floating Liquefaction (“FLNG”)

Golar's FEED study with Keppel Shipyard and its liquefaction topside partners is nearing completion. The FEED is for the conversion of an existing 125,000 cubic meter Moss LNG Tanker into a Floating Storage and Liquefaction Vessel (“FSLV”). The FSLV will have 1 to 4 liquefaction trains with each train being approximately 0.6 Million Metric Tonnes per Annum (“MMTPA”) of liquefaction capacity. This will allow Golar to pursue projects with approximately 0.6 to 2.4 MMTPA of capacity. Total cost for the FEED study is expected to reach $5.2million which is broadly in line with the original budget. The Company is optimistic that the FEED results will verify the FSLV as being one of the lowest cost liquefaction solutions in the market with a capital cost which is extremely competitive against traditional solutions, and an execution window of approximately 30 months from financial commitment. The preliminary price indications for the project clearly confirms the competitiveness, however some more work needs to be done in order to draw the final conclusion.

The modular nature of Golar's solution will allow the FSLV to be cost competitive across a wide range of reserve sizes and associated production capacity. This scalability allows Golar to pursue both large scale projects based on 4 train FSLVs or “stranded” reserves as small as 500 Billion Cubic Feet (“BCF”).

In addition to Douglas Channel, The Company is pursuing another project in the Americas to export pipeline quality gas. Golar is also in discussions with producers and host governments in four different West African countries for both large scale and stranded gas projects.

The Board is pleased with the results to date of the FEED study and believes that Golar's FSLV can offer the market a flexible, modular liquefaction solution for clean gas reserves and deliver this earlier than anybody else.

Shipping

LNG production problems in the Atlantic resulted in reduced demand in the West during the early part of the second quarter. At the same time spot demand was slightly higher in the East with projects and energy majors chartering in tonnage to cover extra production. A lack of incoming cargoes to Spain from Nigeria and Norway however resulted in fewer reload opportunities being offered out. The overall reduction in available spot volumes in the Atlantic forced up FOB prices, reducing the price spread for Far East sales. This together with slightly lower demand from Far Eastern buyers which reduced interbasin volumes being taken from the Atlantic to the Pacific Basin had a downward effect on overall shipping demand. Spot fixtures during April for modern steam turbine vessels were concluded in the $90-100,000/day range.

Improvements were noted in May as both Nigeria LNG and Snohvit started to approach full production however these were short lived. Nigeria LNG declared another Force Majeure ("FM") two weeks after lifting the previous one. Towards the end of June another FM was declared when Nigeria's Maritime Agency blockaded the Bonny terminal for three weeks in a dispute over port levies. Additional volumes from Trinidad offered out to the market since the spring partly mitigated the negative consequences of this.

Shipping sentiment did however pick up during May, partly due to the prospect of imminent LNG production from Angola forcing the project to withdraw some of its vessels from the spot market. From May until the present date a number of players have also been bringing in tonnage to cover dry dockings. A record number of vessels (53) were delivered by shipyards in 2008 - all of which are due their five year special survey this year. Although most dockings appear to have been scheduled during the summer months when shipping demand is typically lower, there has still been a shortage of tonnage. Shipping demand was also boosted by unscheduled maintenance on several vessels that lead to prompt requirements proving difficult to fulfill and in some cases required creative solutions.

Spot rates remained stable during May and began to strengthen during June - a trend that continued during July with rates for modern steam ships, particularly those in the Atlantic, rising above $100,000/day again. The market was typified by mismatches between voyage requirements and available tonnage, in that the available ships were often incompatible or unable to call at the required terminals or didn't have the necessary time available to carry out the voyage.

Lower charter rates offered on 1st and 2nd generation vessels has seen some players continue to favor them on certain trades. These older ships make particular sense on trades where the cargo parcel size is smaller and where there is significant idle time, causing the rate to hold more importance than fuel consumption. The second quarter also bore witness to several transactions for medium term fixtures. Several steam vessels have been fixed since March for periods between nine months and two years. Charter rates for these deals were typically around $80,000/day. Four newbuildings were also fixed for five year terms during the quarter - one vessel will be delivered to charterers in Q4 2013, a second in 2015 and the remaining 2 in 2016. Rates for these fixtures are also believed to be between $75,000 - $85,000/day. Golar LNG does not find these rate levels financially attractive and will effectively seek other opportunities including, but not limited to, trading in the spot market. This can create higher volatility and possible weaker short-term results until the major LNG export facilities become operative in 2015-2016.

LNG Market

Far East price markers edged downwards at the beginning of the quarter as warmer spring temperatures reduced demand in Asian markets. Demand was instead focused on Latin American markets with both ENARSA/YPF in Argentina, and CFE in Mexico tendering for the supply of strips of cargoes. In Argentina the typical strategy was to repeatedly tender for a large number of cargoes and only purchase those which had the most favorable pricing, coming back to the market for the others at a later date. CFE followed a similar strategy with the first open tender awarding no cargoes, and 40 cargoes being awarded in 2 tranches thereafter. The CFE cargoes are for delivery into the Manzanillo terminal in southwestern Mexico, creating significant tonne-mile demand. It is politically difficult to sell additional spot volumes into Manzanillo from nearby Peru LNG. The next alternative would be from Sakhalin (c.5500nm) where volumes are generally tied up for Asian deliveries. Thereafter you are looking at projects that are no less than 7,500nm miles from the import facility.

As indicated earlier, supply side Atlantic projects continued to frustrate with two FMs in Nigeria caused by problems on the feedgas pipelines and a third due to the dispute with the Maritime Agency. Post resolution production in Nigeria has however been strong since the blockade and FM were lifted in mid-July. Snohvit in Norway also continued to suffer from a prolonged shutdown that started during the first quarter and lasted until early May. Despite a brief shutdown subsequent to this, production does now seem to be relatively stable. After a two year delay, Angola LNG finally produced its first LNG. The first cargo left the Soyo plant in early June and discharged in Brazil, with a few further cargoes loaded since. The plant will shortly shut down for planned maintenance and reopen a couple of months later, hopefully ramping up quickly to full and stable production.

Pacific projects have not been without their problems either. Pluto shut down for unscheduled maintenance in late June and Indonesia's older projects are in terminal, albeit anticipated, decline. Demand in Asia was subdued but steady as warmer spring temperatures reduced the need for gas in the biggest LNG markets. Some of the Far Eastern utilities quietly sought out a few spot cargoes during the summer, which required some spot fixtures.

Demand in China and India continued to grow, with both countries commissioning new terminals this year. India's Kochi terminal is being commissioned in mid-August and the Ningbo terminal in China opened earlier this year. Further Chinese terminals at Zhuhai and Tangshan are also reported to be opening before the end of the year. New regional trades are also developing, with a private domestic Chinese trader chartering a 90,000 cbm vessel for coastal trading.

Signs of further development in the spot market continue to present themselves. Long term European based buyers from Nigeria LNG, such as Galp and ENEL, have been selling strips of around six cargoes per year to the market. These volumes are lifted FOB allowing new players to establish a presence in the market whilst existing players can expand their portfolios beyond traditional bases. Once Angola LNG has fully ramped up production it will have approximately 70 cargoes per year. All of these cargoes are currently due to be sold on a spot basis. These additional short term volumes should constitute further aid to the continued development of the spot LNG shipping market.

FSRUs

On the back of strong underlying FSRU market fundamentals and Golar's on-going superior performance in this sector, the Board has approved an addendum to the Company's shipbuilding contract with Samsung Heavy Industries in respect of the Golar Tundra and on July 17, 2013 such agreement was executed. In lieu of a 160,000 TFDE LNG carrier due for delivery in early 2015, this amendment provides for the construction of a 170,000 TFDE FSRU capable of regassifying up to 750 mmscf/day for delivery in November 2015. The delivered cost of the Golar Tundra will be in line with the company's other FSRU newbuilds. Larger storage, higher regasification capacity and better fuel efficiency of these newbuild FSRUs has made them the industry's preferred option for large FSRU projects (over 3.0 million tonnes of regasification capacity) and the Company is evaluating several options for her deployment. While current FSRU demand is dominated by the Middle East and South America, the Board believes that Asian FSRU demand will begin to increase rapidly in the second half of this decade.

Outlook

On a Group wide basis, the Board is not satisfied with the operational cash flow from Q2. The cash flow has been suffering from a higher cost and longer dry-docking than anticipated on two of the Partners' vessels as well as the commercial waiting period for Golar Viking and layup for Hilli and Gandria. We are however pleased with the overall technical performance achieved during the quarter for both the Golar and Golar Partners vessels. The Company's commitment to operational excellence with its in-house technical manager, Golar Wilhelmsen Management, is paying dividends with operational up-time of over 99%. Golar's safety record remains unblemished with a sustained 12 month rolling Long Term Incident Frequency of zero.

The success on the Kuwait and Jordan FSRU projects, which combined will provide over $80 million in EBITDA contribution, can be tied to Golar's decision to commit to firm delivery dates. This allowed prompt offerings into these two opportunities. This, together with Golar's standing as an industry leading provider of baseload FSRU, created a strong negotiating position. In line with our omnibus agreement each of these vessels will be offered for sale to Golar Partners. Such transactions will, if concluded, release significant cash in Golar LNG and generate growth and increased dividend distribution potential for Golar Partners.

Success over the past two years in securing long term contracts for the Golar group vessels has, following the related dropdowns, resulted in the vast majority of time charter revenues now being sourced within the Golar Partners corporate structure. In the second quarter Golar Partners accounted for 76% of the group wide revenues and this figure is anticipated to grow to 84% in the third quarter. Remaining within the Company's direct holdings are the entities which own the two modern vessels (Golar Arctic and Viking) which at present are the sole revenue generators in the deconsolidated Golar operating results.

Meanwhile, the Company is carrying the full cost of the additional crewing expense for the new build programme and also FSRU and FLNG project costs.

Based on this, and with the deconsolidated Golar Partner accounts, Golar LNG is to some extent increasingly looking like a project development company and its long term success will be dependent on how the Company can develop and finance its asset portfolio, conclude long term charter agreements and drop these assets into Golar Partners.

As such, although the Group wide operating results are robust and the Company's cash position remains strong (largely due to the proceeds of dropdowns to Golar Partners) the deconsolidated Golar operating earnings for the coming months will appear challenged until the first vessels being delivered out of the newbuilding programme begin to contribute starting in the fourth quarter of this year.

Current shipping supply and demand fundamentals remain strong. However it is likely that the estimated 35 speculative orders which will be delivered during the next two years might exceed the demand created by the additional LNG export facilities which will commence in the same period.

Over the longer term, with well over 100 mmtpa of new production expected on-stream within the next several years, the Board is confident that the market balance will return in favour of the ship owners as we enter 2015 and 2016.

The Board is satisfied with the progress made on the FEED study for the potential conversion of first generation vessels into floating liquefaction production units. Although, a small amount of work remains, the results appear to prove out the concept from a commercial and technical point of view.

We will during the next months work hard in order to establish and finance a structure where a full commitment to a floating LNG production vessel can be made. The Board sees massive opportunities and extreme profitability in this segment, however there is significant project completion risk for these kinds of projects.

The Board is pleased to see the share price performance of Golar Partners. The solid performance creates unique opportunities and flexibility for the group including future drop downs. Golar LNG had as of August 28, 2013 , 13.4 million common and general partner units in Golar Partners with a total value of $440 million. Furthermore, Golar also owns 5.9 million subordinated units of Golar Partners which are due to become common units during the second quarter of 2016 and based on current unit price will have a value of $521 million. Finally, the Company owns 100 % of the incentive distribution rights which received approximately $1.0 million in dividend in Q2. The incentive distribution rights are currently at the 25% threshold (including GP units). Once Golar Partners is able to increase its quarterly distributions per unit beyond $0.5775, Golar will receive 50% of incremental distribution. The incentive distribution rights therefore present significant value to Golar.

The Board wants to give credit to management for already securing flexible and attractive financing for the major part of our 13 newbuldings. With a necessary cash break even rate to service the debt facility as low as approximately $57,500 per ship per day, Golar will be in a strong competitive position to generate cash and act as the leading consolidator in the LNG market.

The operating results for Q3 and Q4 will be negatively influenced by the volatility from the trading of several of our vessels in the spot market including commercial waiting times between cargoes. The net income and cash generation for the future is expected to be strong, based on the likelihood that additional assets will be dropped into Golar Partners and the fact that the newbuildings, which will be farmed in, will have low financing cash break even.

The Board is confident about the way the company is positioned and financed and sees exciting opportunities to grow the business and thereby also the distribution to our shareholders.

APPENDIX A - RECONCILATION OF RESULTS INCLUDING CONSOLIDATION OF GOLAR PARTNERS

	Apr - Jun 2013 (unaudited)	Golar Partners Complete Basis (100%) (unaudited)	Consolidation Adjustments (unaudited)	(Including consolidation of Golar Partners) Apr - Jun 2013 (unaudited)

Total revenues	27,926	78,299	(2,408)	103,817
Vessel operating expenses	12,311	14,070	(2,407)	23,974
Voyage and commission expenses	1,780	1,518	—	3,298
Administrative expenses	5,587	1,328	—	6,915
Depreciation and amortization	8,865	16,991	(640)	25,216
Operating (loss) income	(617)	44,392	(639)	44,414
Interest income	1,001	259	(602)	658
Interest expense	—	(11,987)	602	(11,385)
Other financial items	47,874	(114)	(213)	47,547

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar. Although Golar believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favorable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRUs; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRUs to various ports; our inability to achieve successful utilization of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Annual Report on Form 20-F and subsequent announcements and reports. Nothing contained in this press release shall constitute an offer of any securities for sale.

August 29, 2013
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.

Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Doug Arnell - Chief Executive Officer
Brian Tienzo - Chief Financial Officer
Stuart Buchanan - Investor Relations

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2013 Apr-Jun	2013 Jan-Mar	2013 Jan-Jun	2012 Jan-Jun	2012 Jan-Dec
(in thousands of $)

Operating revenues	27,926	35,115	63,041	190,061	410,345

Vessel operating expenses	12,311	9,599	21,910	45,731	86,672
Voyage and commission expenses	1,780	1,720	3,500	3,798	9,853
Administrative expenses	5,587	4,292	9,879	13,178	25,013
Depreciation and amortization	8,865	8,806	17,671	41,502	85,524
Impairment of long-term assets	—	—	—	—	500
Total operating expenses	28,543	24,417	52,960	104,209	207,562

Gain on disposal of Golar Maria (includes amortization of deferred gain)	126	65,239	65,365	—	—
Other operating gains and losses	—	—	—	(27)	(27)

Operating (loss) income	(491)	75,937	75,446	85,825	202,756

Other non-operating income (expense)
Gain on loss of control	—	—	—	—	853,996
Dividend income	6,899	8,202	15,101	—	—
Gain on business acquisition	—	—	—	4,084	4,084
Loss on disposal of fixed assets	—	—	—	—	(151)
Total other non-operating income	6,899	8,202	15,101	4,084	857,929

Financial income (expenses)
Interest income	1,001	974	1,975	1,026	2,819
Interest expense	—	—	—	(15,522)	(31,924)
Other financial items	47,874	(2,753)	45,121	(7,139)	(13,763)
Net financial income (expenses)	48,875	(1,779)	47,096	(21,635)	(42,868)

Income before taxes and equity in net earnings of affiliates	55,283	82,360	137,643	68,274	1,017,817
Taxes	613	787	1,400	721	(2,765)
Equity in net earnings (losses) of affiliates	3,073	2,417	5,490	196	(609)

Net income	58,969	85,564	144,533	69,191	1,014,443
Less:Net income attributable to non-controlling interests	—	—	—	(18,599)	(43,140)

Net income attributable to Golar LNG Ltd	58,969	85,564	144,533	50,592	971,303

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2013 Apr-Jun	2013 Jan-Mar	2013 Jan-Jun	2012 Jan-Jun	2012 Jan-Dec
(in thousands of $)

Net income	58,969	85,564	144,533	69,191	1,014,443

Other comprehensive income:
Losses associated with pensions (net of tax)	—	—	—	—	(2,323)
Unrealized net gain on qualifying cash flow hedging instruments	1,046	1,962	3,008	2,080	1,547
Unrealized gain on investments in available-for-sale securities	13,465	38,645	52,110		5,911

Other comprehensive income	14,511	40,607	55,118	2,080	5,135
Comprehensive income	73,480	126,171	199,651	71,271	1,019,578

Comprehensive income attributable to:

Stockholders of Golar LNG Limited	73,480	126,171	199,651	52,684	978,532
Non-controlling interests	—	—	—	18,587	41,046

	73,480	126,171	199,651	71,271	1,019,578

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of $)	2013 Jun-30	2012 Dec-31

ASSETS
Current
Cash and cash equivalents	191,457	424,714
Restricted cash	—	1,551
Other current assets	27,987	7,745
Amounts due from related parties	10,867	5,915
Short-term debt due from related party	20,000	—
Total current assets	250,311	439,925
Non-current
Investment in available-for-sale securities	417,540	353,034
Investment in affiliates	356,890	367,656
Cost method investments	201,144	198,524
Newbuildings	734,358	435,859
Vessels and equipment	424,961	573,615
Other long-term assets	45,929	10,833
Amounts due from related parties	32,950	34,953
Total assets	2,464,083	2,414,399

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	9,400	14,400
Other current liabilities	35,317	68,622
Amounts due to related parties	202	4,037
Total current liabilities	44,919	87,059
Long-term
Long-term debt	403,605	490,506
Other long-term liabilities	87,583	72,515
Equity
Stockholders' equity	1,927,976	1,764,319

Total liabilities and stockholders' equity	2,464,083	2,414,399

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(in thousands of $)	2013 Apr-Jun	2013 Jan-Mar	2013 Jan-Jun	2012 Jan-Jun	2012 Jan-Dec

OPERATING ACTIVITIES
Net income	58,969	85,564	144,533	69,191	1,014,443
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,865	8,806	17,671	41,502	85,524
Amortization of deferred tax benefits on intragroup transfers	(871)	(872)	(1,743)	(3,628)	(7,257)
Amortization of deferred charges and debt guarantee	219	(154)	65	740	1,900
Gain on disposal to Golar Partners (including amortization of deferred gain)	(126)	(65,239)	(65,365)	—	—
Equity in net (earnings) losses of affiliates	(3,073)	(2,417)	(5,490)	(71)	734
Dividend income	(6,899)	(8,202)	(15,101)	—	—
Dividend received from Golar Partner and GasLog	16,868	14,422	31,290	—	—
Gain on loss of control	—	—	—	—	(853,996)
Drydocking expenditure	554	(789)	(235)	(18,414)	(20,939)
Stock-based compensation	249	83	332	1,144	1,357
Loss on disposal of fixed assets	—	—	—	—	151
Gain on business acquisition	—	—	—	(4,084)	(4,084)
Change in market value of derivatives	(50,918)	(1,691)	(52,609)	(2,257)	—
Other current and long-term assets	(3,700)	(8,788)	(12,488)	(6,939)	(5,177)
Other current and long-term liabilities	(2,407)	(3,816)	(6,223)	(11,137)	8,348
Interest element included in capital lease obligations	—	—	—	148	401
Unrealized foreign exchange loss	—	—	—	1,413	11,905
Impairment of long-term assets	—	—	—	—	500
Net cash provided by operating activities	17,730	16,907	34,637	67,608	233,810

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

(in thousands of $)	2013 Apr-Jun	2013 Jan-Mar	2013 Jan-Jun	2012 Jan-Jun	2012 Jan-Dec

INVESTING ACTIVITIES
Additions to vessels and equipment	(410)	—	(410)	(51,927)	(97,228)
Additions to newbuildings	(130,702)	(167,797)	(298,499)	(110,282)	(245,759)
Short-term loan to third party	(11,960)	—	(11,960)	—	—
Short-term loan to Golar Partners	(20,000)	—	(20,000)	—	—
Investment in subsidiary, net of cash acquired	—	—	—	(19,438)	(19,438)
Cash effect of the deconsolidation of Golar Partners	—	—	—	—	(85,467)
Vendor refinancing - loan repayment from Golar Partners	—	—	—	—	155,000
Additions to investments	—	(15,020)	(15,020)	—	(173)
Proceeds from disposal of business to Golar Partners	—	117,517	117,517	—	—
Proceeds from disposal of fixed assets	—	—	—	—	40
Restricted cash and short-term investments	1,551	—	1,551	(9,468)	2,325
Net cash used in investing activities	(161,521)	(65,300)	(226,821)	(191,115)	(290,700)

FINANCING ACTIVITIES
Proceeds from long-term debt	—	—	—	250,000	442,241
Proceeds from long-term debt from related parties	—	—	—	170,000	200,000
Repayments of obligations under capital leases	—	—	—	(3,078)	(6,288)
Repayments of long-term debt	(2,350)	(2,350)	(4,700)	(31,827)	(45,166)
Repayments of long-term debt due to related parties	—	—	—	(160,000)	(280,000)
Financing costs paid	(47)	—	(47)	(3,428)	(7,842)
Cash dividends paid	(36,479)	—	(36,479)	(75,318)	(175,904)
Non-controlling interest dividends	—	—	—	(13,068)	(32,082)
Proceeds from exercise of share options	153	—	153	802	2,613
Proceeds from issuance of equity in subsidiaries to non-controlling interests	—	—	—	—	317,119
Net cash (used in) provided by financing activities	(38,723)	(2,350)	(41,073)	134,083	414,691
Net (decrease) increase in cash and cash equivalents	(182,514)	(50,743)	(233,257)	10,576	357,801
Cash and cash equivalents at beginning of period	373,971	424,714	424,714	66,913	66,913
Cash and cash equivalents at end of period	191,457	373,971	191,457	77,489	424,714

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus[1]	Accumulated Other Comprehensive loss	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non- Controlling Interest	Total Equity

Balance at December 31, 2011	80,237	398,383	200,000	(34,948)	34,093	677,765	78,055	755,820

Net income	—	—	—	—	50,592	50,592	18,599	69,191
Dividends	—	—	—	—	(54,182)	(54,182)	—	(54,182)
Share options charge	—	1,144	—	—	—	1,144	—	1,144
Exercise of share options	87	1,204	—	—	(489)	802	—	802
Issuance of convertible bonds	—	24,979	—	—	—	24,979	—	24,979
Non-controlling interest dividends	—	—	—	—	—	—	(13,068)	(13,068)
Other comprehensive income	—	—	—	2,092	—	2,092	(12)	2,080

Balance at June 30, 2012	80,324	425,710	200,000	(32,856)	30,014	703,192	83,574	786,766

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus[1]	Accumulated Other Comprehensive loss	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non- Controlling Interest	Total Equity

Balance at December 31, 2012	80,504	654,042	200,000	(18,730)	848,503	1,764,319	—	1,764,319

Net income	—	—	—	—	144,533	144,533	—	144,533
Dividends	—	—	—	—	(36,479)	(36,479)	—	(36,479)
Share options charge	—	332	—	—	—	332	—	332
Exercise of share options	16	243	—	—	(106)	153	—	153
Other comprehensive income	—	—	—	55,118	—	55,118	—	55,118

Balance at June 30, 2013	80,520	654,617	200,000	36,388	956,451	1,927,976	—	1,927,976

Footnotes:
1.	Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital thereby giving Golar greater flexibility when it comes to declaring dividends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 29, 2013	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer